July 23, 2008

VIA FAX & EDGAR

Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities And Exchange Commission
Washington, D.C. 20549

Re:

Home System Group
Form 10-K for the year ended December 31, 2007
Filed on April 7, 2008/6/13
File no. 0-49770

Dear Mr. Spirgel:

On behalf of Home System Group ("HSG" or the "Company"), we hereby submit this response in response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the Commission") set forth in the Staff's letter, dated June 5, 2008, with respect to our annual report on Form 10-K for the year ended December 31, 2007 (the "Form 10-K").

We understand and agree that:

  HSG is responsible for the adequacy and accuracy of the disclosure in the filings

  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

  HSG may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm, page F-2

1.

We note in first paragraph that your current auditors, Yu and Associates, have included a reference to the report of "Other auditors" for the fiscal year 2006. Please include in the amended filing the audit report of the "other auditors" who audited the financial statements of the accounting acquirer, Holly (KH) Limited for the fiscal year ended December 31, 2006. Please refer to Rule 2-05 of Regulation S-X.

Response:

We amended the Form 10-K by including the audit report on the fiscal year 2006. Please refer to page F-2 of our amended 10-K/A as attached.

Consolidated Balance Sheets, page F-3

Acquisition Deposits

2.

Please provide in the notes to the financial statements the nature of the acquisition deposits and all other pertinent information with respect to the acquisition deposits of $7,540,500.

Response:

We amended the Form 10-K by revising the narrative in Note 1 and adding a new Note 8 disclosing information on the acquisition deposit of $7,540,500. Please refer to pages F-9 and F-17 of our amended 10-K/A as attached.

Consolidated Statements of Stockholders’ Equity, page F-5

3.

We note that you accounted for the merger with Holy and its wholly-owned subsidiary Well Profit on January 31, 2007 as an acquisition of HSG and a recapitalization of Holy. Tell us how recorded this transaction in the financial statements.

Response:

We have accounted for the merger with Holy and its wholly-owned subsidiary using the purchase method of accounting in accordance with SFAS 141 and following the accounting interpretation and guidance issued by the SEC staff on reverse acquisition. A new note 3 has been added in the amended Form 10-K explaining such basis of accounting for this transaction. Please refer to page F-10 of our amended Form 10-K/A.

4.

Revise the disclosures in the notes to the financial statements to address the following:

  Disclose how you calculated the cost of the acquisition of HSG;
  Present a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of HSG at the acquisition date;
  Disclose the pro forma financial information required by paragraph 54 of SFAS 141; and
  Disclose the information required by paragraph 52 if you recorded any intangible assets or goodwill.

Response:

Per your comments, we amended the Form 10-K by adding a new Note 3 disclosing the basis of calculation of the cost of acquisition of HSG, how the cost of acquisition was assigned to each major asset and liability caption of HSG at the acquisition date, and the pro forma financial information required by paragraph 54 of SFAS 141. We advise that no intangible assets or goodwill has been recognized. Please refer to page F-10 of our amended Form 10-K/A.

5.

We note the dividend distribution for acquisition of $3,000,000 classified under the caption "Cash flows from financing activities" in the statements of cash flows on page F-6. It appears that this may be the cash portion of the purchase price of Holy disclosed in Note 1. If this is true, it appears that this should be classified as a cash flow used in investing activities. Otherwise, if this is a dividend distribution, tell us why it is not disclosed in the statements of stockholders’ equity on page F-5.

Response:

We amended the Form 10-K by reclassifying the cash payment of $3,000,0000, net of cash acquired of $55,980, from financing activities to investing activities in the cash flow statement. Please refer to pages F-5 and page F-10 of our amended Form 10-K/A.

For you convenience, we fax this written response with the pages that mark the changes we made to the Form 10-K. The amended Form 10-K/A is filed through EDGAR. If you have any further questions or comments, please do not hesitate to contact me at the number above.
Yours sincerely,

HOME SYSTEM GROUP

By:	/s/ Kinwai Cheung
Kinwai Cheung, Chief Financial Officer